UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 6, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

LipoScience, Inc.

File No. 333-175102 - CF#27114

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LipoScience, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 1, 2011 as amended on September 30, 2011, April 27, 2012, October 23, 2012, December 4, 2012, and January 24, 2013.

Based on representations by LipoScience, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9.1	through July 1, 2019
Exhibit 10.9.2	through July 16, 2022
Exhibit 10.10	through August 1, 2015
Exhibit 10.11	through April 19, 2020
Exhibit 10.35.1	through June 8, 2013
Exhibit 10.35.2	through September 28, 2015
Exhibit 10.37	through March 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel